Exhibit 99.1

Recon Technology, Ltd Held Virtual Investor Call on Thursday, November 10, 2022

BEIJING, November 14, 2022 /PRNewswire/ -- Recon Technology, Ltd (NASDAQ: RCON) ("Recon" or the "Company") announced today an update to investors and shareholders on questions posed about the state of its business, challenges facing its business, its current state of affairs and its plans for the future in a virtual meeting held on November 10, 2022.

The Company previously issued a press release on November 4, 2022 about the virtual investor call which included a question-and-answer portion for shareholders. Questions were submitted to management ahead of the virtual investor call and discussed during Thursday’s call.

"I am grateful for our shareholders as the Company continues to implement on our business efforts," said Shenpin Yin, Chairman and CEO of Recon, "We know our shareholders have questions about the state of our affairs, the state of the business, challenges facing our business, and plans for the future."

The following questions and answers were discussed during the virtual investor call:

1)	Will the majority of Recon's revenue in the future consist of upstream oilfield projects for large oil companies in China?

Over the next three years, we anticipate that at least 80% of the company's revenue will still come from oilfield or oilfield-related customers, including equipment sales, automation solutions, oilfield wastewater and sludge treatment services, etc. We anticipate that the remaining revenue sources will mainly be from maintenance services for refineries, etc. Beyond that, we continue to explore new business opportunities around the energy industry and our related customer base, such as our recently disclosed peaking program to guide our customers to save money on electricity. We also anticipate offering new and green energy-based solutions to our customers based on our ongoing research and development.

2)	How many projects does Recon work on every year? Are more of Recon's projects related to environmental services work? How many different types of projects can Recon work on?

We don’t categorize nor calculate the number of projects we work on but report our revenue based on the number of our clients we engage. We generate revenue by types of businesses through client needs rather than by number of projects. For example, we may obtain different orders, including equipment orders, different service contracts, etc. from oilfield customers. These orders are obtained in the course of servicing the customer and are not classified as separate projects. Our revenues from oilfield environmental business are stable at RMB20 million (approximately $2.9 million) annually and we expect to continue to grow based on the need of oilfield companies for their continuous production and compliance with China's environmental regulations. We expect that there will be demand for sewage treatment and sludge disposal. We expect to add hazardous waste content to our existing operations to increase revenue streams and improve capacity utilization of our disposal lines.

3)	Can Recon provide an update on plans to develop an integrate solar charging network business line?

Due to the impact of the Covid-pandemic, we are currently unable to deploy out the relevant equipment on a large scale, so the company has suspended its plans to promote business. The solar-based charging network business needs to be of a certain scale, otherwise it will be difficult to achieve profitability and satisfactory operating results.

4)	Can Recon provide more details on the current capabilities of the refueling mobile app? As an investor, I am quite excited by the prospect of Future Gas Station's future potential. I have been trying to follow this development but unfortunately the DT Fueling station count available on the my-dt website has been stuck at "1347" for the past year. I imagine in the past year the amount of DT fueling stations must have expanded substantially. Is there any information you could give about the expansion of FGS and your outlook on this as an important revenue stream for Recon? It is my understanding that currently FGS revenue brings in roughly 500k-1M USD annually but the upside here is substantially higher.

The FGS business continues and is currently generating revenues of $1-1.5 million per year. You may refer to our recently filed Form 20-F for more information. Due to national policies that discourage the development of platform companies, our customers have reservations about working with us; therefore FGS’ business expansion plans have been affected negatively. We are trying new opportunities such as introducing new business elements including carbon neutral solutions to provide new value to our customers to achieve business breakthrough. We will keep you updated on the progress of our business.

5)	What are potential future changes in energy consumption in China, and how can Recon help customers with these changes?

We believe that in the next ten years, the traditional petrochemical energy and new energy will co-exist and develop, i.e., the oil industry and green energy will play different roles in production and consumption segments and the proportion will be different than that of today. We will continue to serve our oilfield and gas station customers as these customers will still exist, but they will also improve their products and businesses in response to changes in the market's energy mix, and we believe that as long as we execute our follow-on strategy, understand our customers' needs and provide timely and quality services and solutions, the company will benefit simultaneously.

7) What has the company done in last 8-12 months to increase revenue or anything around safeguarding investors. Are we on track for 20-30% increase in revenue from last report or are there unforeseen circumstances? I know financials are due next month/year so lot of people are looking forward for it. What is the company doing now? Any new contracts? Changes in business model?

We announced earlier this morning that Recon regained compliance with Nasdaq’s continued listing requirements today, which we believe is a good start.

The company previously disclosed a 30% annual revenue growth expectation, and overall, we believe this percentage is still achievable. However, due to the impact of the epidemic and the Chinese economy, we are cautiously adjusting this range to 20-30%. We believe that, to protect the interests of investors, is to continuously improve the company's operations and efficiency to earn profits and increase the value of the Company. So in the short term, we expect not spend the company's cash reserves or for share buybacks. What we anticipate doing is investing cash in business opportunities that will help the company earn stable cash flow over the long term. We currently see a number of opportunities and projects, but all of which are still under deliberative and careful consideration and informed evaluations.

8) Clarify on what the company has done to ensure compliance with PCAOB regulations.

Our auditor is now Marcum Asia due to a merger between Friedman LLP and Marcum LLP, a firm that complies with all PCAOB regulations and inspections, so we expect the PCAOB regulations on China-based public companies will not affect Recon. We encourage you to review our Form 20-F and previous filings on this issue.

9) What is the current cash position and is there need for any dilution in near future? What do we plan to do with the raised cash? Any acquisitions?

As of June 30, our cash were $47 million. Please refer to our 20-F on updated financials for current cash position and further information.

One long-standing challenge which management has confronted has been the small size of our single contract and the volatility of our cash inflows, which affects our ability to make longer-term operational decisions. Therefore, we believe management's primary challenge now is to fundamentally change the cash flow characteristics of the company.

These cash reserves are mainly used for potential mergers and acquisitions. An important criterion for our selection of targets is the ability to generate long-term stable cash flows and reasonable profits to improve the company's risk tolerance and increase the overall value of the company and for its shareholders. We may raise capital, but this also depends on market conditions and whether we have good investment targets.

The About Recon Technology, Ltd ("RCON")

Recon Technology, Ltd (NASDAQ: RCON) is the People's Republic of China's first NASDAQ-listed non-state owned oil and gas field service company. Recon supplies China's largest oil exploration companies, Sinopec (NYSE: SNP) and The China National Petroleum Corporation ("CNPC"), with advanced automated technologies, efficient gathering and transportation equipment and reservoir stimulation measure for increasing petroleum extraction levels, reducing impurities and lowering production costs. Through the years, RCON has taken leading positions within several segmented markets of the oil and gas filed service industry. RCON also has developed stable long-term cooperation relationship with its major clients. For additional information please visit: http://www.recon.cn/.

Forward-Looking Statements

Recon includes "forward-looking statements" within the meaning of the federal securities laws throughout this press release. A reader can identify forward-looking statements because they are not limited to historical fact or they use words such as "scheduled," "may," "will," "could," "should," "would," "expect," "believe," "anticipate," "project," "plan," "estimate," "forecast," "goal," "objective," "committed," "intend," "continue," or "will likely result," and similar expressions that concern Recon's strategy, plans, intentions or beliefs about future occurrences or results. Forward-looking statements are subject to risks, uncertainties and other factors that may change at any time and may cause actual results to differ materially from those that Recon expected. Many of these statements are derived from Recon's operating budgets and forecasts, which are based on many detailed assumptions that Recon believes are reasonable, or are based on various assumptions about certain plans, activities or events which we expect will or may occur in the future. However, it is very difficult to predict the effect of known factors, and Recon cannot anticipate all factors that could affect actual results that may be important to an investor. All forward-looking information should be evaluated in the context of these risks, uncertainties and other factors, including those factors disclosed under "Risk Factors" in Recon's most recent Annual Report on Form 20-F and any subsequent half-year financial filings on Form 6-K filed with the Securities and Exchange Commission. All forward-looking statements are qualified in their entirety by the cautionary statements that Recon makes from time to time in its SEC filings and public communications. Recon cannot assure the reader that it will realize the results or developments Recon anticipates, or, even if substantially realized, that they will result in the consequences or affect Recon or its operations in the way Recon expects. Forward-looking statements speak only as of the date made. Recon undertakes no obligation to update or revise any forward-looking statements to reflect events or circumstances arising after the date on which they were made, except as otherwise required by law. As a result of these risks and uncertainties, readers are cautioned not to place undue reliance on any forward-looking statements included herein or that may be made elsewhere from time to time by, or on behalf of, Recon.

For more information, please contact:

At the Company

Ms. Liu Jia
Chief Financial Officer
Recon Technology, Ltd
Phone: +86 (10) 8494-5799
Email: info@recon.cn

Investor Relations

Janice Wang
Wealth Financial Services LLC
Phone:	+86 13811768599
+1 628 283 9214
Email:	services@wealthfsllc.com